                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*



                              Chrysler Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171196 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York  10004
                                 (212) 820-8140
- --------------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)



                                November 3, 1994
                 ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 7 Pages

CUSIP No. 171196 10 8                 13D                 Page  2  of  7  Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Kirk Kerkorian
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
          AF; BK
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          32,000,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          32,000,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,000,000
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171196 10 8                 13D                 Page  3  of  7  Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Tracinda Corporation
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
          WC; BK
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          32,000,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          32,000,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,000,000
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page  4  of  7  Pages
                                                               ---    ---

     This Amendment No. 7 restates in its entirety the text of the Statement on
Schedule 13D, as amended (the "Schedule 13D"), previously filed in paper format on behalf of Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian, relating to the common stock, $1.00 par value per share, of Chrysler Corporation, a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of Chrysler Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 12000 Chrysler Drive, Highland Park, Michigan 48288-1919.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule is being filed on behalf of Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian. Tracinda is an investment company. Mr. Kerkorian and Tracinda are collectively referred to hereinafter as the "Filing Persons."

     Tracinda's principal business address is 4835 Koval Lane, Las Vegas, Nevada 89109. During the last five years, Tracinda has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Kerkorian is Tracinda's Chief Executive Officer and sole director. Tracinda's other officer is Anthony L. Mandekic. The following information is supplied with respect to Mr. Kerkorian and Mr. Mandekic.


     I.    (a) Kirk Kerkorian.

           (b) Mr. Kerkorian's business address is 4835 Koval Lane, Las Vegas, Nevada 89109.

           (c) Mr. Kerkorian's principal occupation or employment is serving as Tracinda's principal executive officer. In addition, Mr. Kerkorian is a director of MGM Grand, Inc., a Delaware corporation ("MGM Grand"). Tracinda is the principal stockholder of MGM Grand. MGM Grand is engaged in the hotel and gaming business and the airline business and has its principal executive offices at 3799 South Las Vegas Boulevard, Las Vegas, Nevada 89109.

           (d)-(e) During the last five years, Mr. Kerkorian has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Kerkorian is a citizen of the United States.

     II.   (a) Anthony L. Mandekic.

           (b) Mr. Mandekic's business address is 4835 Koval Lane, Las Vegas, Nevada 89109.

                                                          Page  5  of  7  Pages
                                                               ---    ---

           (c) Mr. Mandekic's principal occupation or employment is serving as Secretary/Treasurer of Tracinda.

           (d)-(e) During the last five years, Mr. Mandekic has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Mandekic is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price for the 32,000,000 shares of Common Stock (the "Shares") beneficially owned by Tracinda was funded from Tracinda's working capital and through borrowings under Tracinda's bank credit agreement dated as of June 27, 1991, as amended (the "Credit Agreement"). Tracinda pledged the
Shares persuant to the Credit Agreement and the related Stock Pledge Agreement, copies of which were previously filed as Exhibits to the Schedule 13D and are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Shares were acquired by Tracinda for the purpose of investment.

     On December 14, 1990, the Company issued a press release announcing that Tracinda had purchased in excess of 9% of the Company's outstanding Common Stock as well as the adoption of amendments to the Company's "shareholder rights plan." A copy of the Company's press release and the Dow Jones news report with respect thereto were previously filed as Exhibits to the Schedule 13D and are incorporated herein by reference. Subsequently on December 14, 1990, Tracinda issued a press release, a copy of which was previously filed as an Exhibit to the Schedule 13D and is incorporated herein by reference.

     On August 6, 1992, Tracinda sent to the Company a letter, a copy of which was previously filed as an Exhibit to the Schedule 13D and is incorporated herein by reference. On August 13, 1992, Tracinda issued a press release, a copy of which was previously filed as an Exhibit to the Schedule 13D and is incorporated herein by reference.

          In the ordinary course of their business, the Filing Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Shares, the Filing Persons are currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.
Mr. Kerkorian and Tracinda have a very high regard for the Company's current management and have held discussions from time to time with the Company's management regarding the Company, and anticipate that they will continue to have these discussions with the Company's management in the future.

          Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                                          Page  6  of  7  Pages
                                                               ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The following table sets forth information with respect to the shares of Common Stock beneficially owned by each person or entity named in
Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the Shares.



                                   Number of                Percent of
Name                               Shares                   Outstanding(1)
- ----                               ---------                --------------

Tracinda Corporation               32,000,000               9.0%

Kirk Kerkorian                     32,000,000               9.0%

Anthony Mandekic                   - 0 -                    - 0 -
____________________

(1) Computed on the basis of 354,472,454 shares outstanding as of September 30, 1994 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994.


     (c) The Filing Persons have not effected any transactions in the Common Stock in the past 60 days.

     (d) No person other than Tracinda (and Mr. Kerkorian as sole shareholder, Director and Chief Executive Officer of Tracinda) has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Credit Agreement and the related Stock Pledge Agreement, Tracinda pledged the Shares. The purchase price for 4,000,000 of the Shares owned by Tracinda was funded through borrowings of $155,000,000 under the Credit Agreement.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS. *

          A.  Joint Filing Agreement.

          B.  Press release, dated December 14, 1990, of the Company.

          C.  Dow Jones news report, dated December 14, 1990.

          D.  Press release, dated December 14, 1990, of Tracinda.

          E.  Letter dated August 6, 1992

          F.  Press release dated August 13, 1992

          G. Credit Agreement dated as of June 27, 1991, as amended, together with form of Stock Pledge Agreement.

_____________
*  All Exhibits were previously filed in paper format.

                                                          Page  7  of  7  Pages
                                                               ---    ---

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRACINDA CORPORATION


                                   By: /s/  Anthony L. Mandekic
                                      -------------------------
                                      Anthony L. Mandekic
                                      Secretary/Treasurer





Dated:  November 6, 1994